(212) 318-6906
michaelzuppone@paulhastings.com

July 25, 2006	58278.00002
VIA EDGAR AND BY COURIER
Ms. Jennifer Gowetski
Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Crystal River Capital, Inc.
Amendments No. 3 and 4 to
Registration Statement on Form S-11 (333-130256)
Ladies and Gentlemen:
On behalf of Crystal River Capital, Inc., a Maryland corporation (“Crystal River”), we are submitting three copies of Crystal River’s response to the Staff’s comments conveyed in its comment letter, dated July 21, 2006 (the “Comment Letter”).
This letter is submitted along with three copies of Amendment No. 5 to Crystal River’s Registration Statement on Form S-11 (File No. 333-130256) relating to the primary offering by Crystal River of up to $303,485,000 of its Common Stock, par value $0.001 per share (the “Primary Form S-11”). All three copies of Amendment No. 5 to the Primary Form S-11 (the “Amendment”) have been marked to show changes from Amendment No. 4 to the Primary Form S-11 as filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006. The Amendment was transmitted for filing with the Commission via EDGAR on the date hereof.

Securities and Exchange Commission
July 25, 2006

If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Jon Tyras, at (212) 318-6662.
Sincerely,

/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc:	Clifford E. Lai
Daniel S. Kim
Michael R. Rosella
Jon C. Tyras

Crystal River Capital, Inc.
Registration Statements on Form S-11
Memorandum of Crystal River Capital, Inc.’s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated July 21, 2006
The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.
Dividend Policy, page 59
Comment 1. We note your disclosure that all distributions through December 31, 2005 represented distributions of earnings and profits and that the quarterly distribution for the period ended March 31, 2006 was funded out of working capital. In light of the fact that distributions through December 31, 2005 exceeded net income for the same period, please clarify how these distributions solely represent distributions of earnings and profits or revise your disclosure and disclose the amount by which the distributions exceeded your earnings. In addition, please also disclose how the distribution for the period ended March 31, 2006 was funded considering the fact that your cash flow generated from operating activities for the same period was not sufficient to fund such distribution.
The reference to earnings and profits is intended to be a reference to taxable earnings and profits as defined in the Internal Revenue Code for the purposes of determining whether a shareholder treats distributions as taxable dividends or as a return of capital. Accordingly, the disclosure regarding such distributions has been revised throughout the Amendment to reflect that all distributions through December 31, 2005 represented distributions of taxable earnings and profits. See pages 13, 58-59 and 90 of the Amendment.
The March 2006 distribution was funded in April 2006, out of available cash on hand. Because Crystal River’s business is investing in securities, when Crystal River is required to make certain cash payments, it may, from time to time, sell some of its investments or borrow money under its borrowing facilities in order to fund such payments. To the extent that there was insufficient cash from operating activities at the time of such distribution, Crystal River would have sold investments or borrowed under one of its borrowing facilities to fund any shortfall. The disclosure relating to all distributions has been revised accordingly to indicate that “all distributions from and including October 13, 2005 were funded primarily from operating cash flows, and as necessary, to a lesser extent, from the sale or repayment of investments or from borrowings under credit facilities or master repurchase agreements.” See pages 13, 58-59 and 90 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of MBS and ABS, pages 75-76
Comment 2. We note your response to comment 7 and your revised disclosure on page 76. Given your intent to replace lower-coupon Agency ARMS with higher yielding securities, which we understand is partly based on the rate reset period, please revise your disclosure to further explain your intent to hold the remaining class of Agency ARMS disclosed on page F-19 until a recovery of fair value, which may be the maturity of the underlying debt security. For instance, we note that the weighted average remaining terms of the Agency ARMS disclosed on page F-19 is just over the remaining rate reset period used to identify investments for temporary impairment at December 31, 2005. In addition, please revise to disclose the factors and indicators considered by management in determining your intent to also hold the Non-Agency RMBS investments to allow sufficient time for anticipated recovery, which may be the maturity of the underlying debt security.
The disclosure regarding impairment has been revised to disclose that “as of December 31, 2005, Crystal River intended and had the ability to hold the remaining Agency ARMS and Non-Agency RMBS with fair values less than their respective amortized cost to allow sufficient time for the anticipated recovery of amortized cost, which could be the maturity date of the underlying debt securities.” See page 75 of the Amendment.
The disclosure has been further revised to indicate that “with the passage of time, as we periodically review the performance of our portfolio, our investment strategy in light of market conditions and our liquidity requirements and available sources of liquidity, the criteria we utilize to determine impairment under SFAS 115 may change. At any measurement date, securities that satisfy all of our impairment criteria that we do not intend to hold until we recover their amortized cost or until maturity would be deemed to be other than temporarily impaired.” See page 75 of the Amendment.
Hyperion Capital’s Historical Performance, page 118
Comment 3. We note your response to comment no. 10 and the revised disclosure that Hyperion Brookfield has a successful 17-year history of acquiring and managing MBS and ABS through an investment philosophy predicated on the concept of relative value. Please expand your disclosure to clarify what you mean by “relative value.”
A discussion of Crystal River’s relative value philosophy is set forth on pages 107-108 of the Amendment under the caption “Business—Our Investment Strategy—Relative Value Philosophy.” A cross reference to this discussion has been added to the discussion referenced in the comment. The discussion has been further revised to indicate that the concept of relative value is “an investment philosophy that involves a macroeconomic assessment of the fixed income markets to determine the relative attractiveness of investment sectors and sub-sectors, by taking into account the effect of changes in yield relationships and various factors that indicate that they may be temporary and represent an investment opportunity.” See page 117 of the Amendment.

Selling Stockholders, page 168
Comment 4. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.
The selling stockholder table has been revised to name the natural persons holding voting control and dispositive powers over the entities listed in the table other than such entities that are public companies, wholly-owned subsidiaries of public companies or registered investment companies. See pages 168-173 of the Amendment. According to the Deerfield Triarc Capital Corp. (NYSE:DFR) Annual Report on Form 10-K for December 31, 2005, Deerfield Triarc Capital LLC is a wholly-owned subsidiary of a public company.
Comment 5. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.
The disclosure at the top of the selling stockholder table on page 169 has been revised to state that “no selling stockholders in the selling stockholder table below have been identified as broker-dealers or affiliates of broker-dealers other than as set forth in the footnotes to the table.” See page 169 of the Amendment.
Comment 6. Please revise to include the total amount of each column in the selling stockholder table.
The selling stockholder table has been revised accordingly. See page 172 of the Amendment.